As filed with the Securities and Exchange Commission on August 24, 2018

File No. 001-38609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

KLX ENERGY SERVICES HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**36-4904146**
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1300 Corporate Center Way
Wellington, Florida 33414
(Address of principal executive offices)
(561) 383-5100
(Registrant's telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	**Name of Each Exchange on Which Each Class is to be Registered**
Common Stock, $0.01 Par Value	The Nasdaq Global Select Market

Securities to be registered pursuant to Section 12(g) of the Act: **None.**

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☐
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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Exhibit No.	Description
3.1	Form of Amended and Restated Articles of Incorporation of KLX Energy Services Holdings, Inc.*
3.2	Form of Amended and Restated By-Laws of KLX Energy Services Holdings, Inc.*
10.1	Form of Letter Agreement between Amin J. Khoury and KLX Energy Services Holdings, Inc.*
10.2	Form of Letter Agreement between Thomas P. McCaffrey and KLX Energy Services Holdings, Inc.*
10.3	Form of Consulting Agreement between Amin J. Khoury and KLX Energy Services Holdings, Inc.*
10.4	Employment Agreement between KLX Inc. and Gary J. Roberts, dated as of February 25, 2015*
10.5	Assignment and Assumption Agreement among KLX Inc., KLX Energy Services LLC and Gary J. Roberts, dated as of April 30, 2018*
10.6	Form of KLX Energy Services Holdings, Inc. Long-Term Incentive Plan*
10.7	Form of Amended and Restated Employment Agreement between KLX Energy Services Holdings, Inc. and Gary J. Roberts*
10.8	Form of Registration Rights Agreement between Amin J. Khoury and KLX Energy Services Holdings, Inc.*
10.9	Form of Registration Rights Agreement between Thomas P. McCaffrey and KLX Energy Services Holdings, Inc.*
10.10	Credit Agreement, dated as of August 10, 2018, by and among KLX Energy Services Holdings, Inc., the several Lenders and JPMorgan Chase Bank, N.A. as Administrative Agent and Collateral Agent*
21.1	List of subsidiaries of KLX Energy Services Holdings, Inc.*
99.1	Preliminary Information Statement of KLX Energy Services Holdings, Inc., subject to completion, dated August 24, 2018

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* Previously filed.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

KLX ENERGY SERVICES HOLDINGS, INC.

By: /s/ THOMAS P. MCCAFFREY

Thomas P. McCaffrey
Vice President

Date: August 24, 2018

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Exhibit 99.1



, 2018

Dear KLX Inc. Stockholder:

We are pleased to inform you that on August 24, 2018, the board of directors (the "Board") of KLX Inc. ("KLX") approved the distribution of common stock of KLX Energy Services Holdings, Inc. ("KLX Energy Services"), a wholly-owned subsidiary of KLX, to KLX stockholders as part of a taxable spin-off. Upon completion of the spin-off, KLX stockholders will own 100% of the outstanding shares of common stock of KLX Energy Services.

The spin-off of KLX Energy Services will be made as part of a plan approved by our Board to spin off KLX's energy services business into a stand-alone, publicly-traded company prior to the proposed merger (the "merger") of KLX with a wholly-owned subsidiary ("Merger Sub") of The Boeing Company ("Boeing") pursuant to an Agreement and Plan of Merger, dated as of April 30, 2018, as amended on June 1, 2018, and as it may be further amended from time to time (the "merger agreement"). In connection with the merger, stockholders of KLX will be entitled to receive $63.00 in cash per share, without interest, for every share of KLX common stock they own. Following the completion of the spin-off, and subject to the terms of the merger agreement, Merger Sub will merge with and into KLX, with KLX continuing as the surviving company in the merger as a wholly-owned indirect subsidiary of Boeing.

On August 24, 2018 we held a special meeting of KLX stockholders at which the KLX stockholders approved and adopted the merger agreement. No stockholder approval is required for the spin-off.

The spin-off will be completed by way of a pro rata distribution of KLX Energy Services common stock to our stockholders of record as of the close of business, Eastern time, on September 3, 2018, the spin-off record date. Each KLX stockholder will receive 0.4 shares of KLX Energy Services common stock for every 1.0 share of KLX common stock held by such stockholder on the record date. The distribution of these shares will be made in book-entry form, which means that no physical share certificates will be issued. Following the spin-off, stockholders may request that their shares of KLX Energy Services common stock be transferred to a brokerage or other account at any time. No fractional shares of KLX Energy Services common stock will be issued. Fractional shares of KLX Energy Services common stock to which KLX Energy Services stockholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of the sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of KLX Energy Services common stock.

We expect the distribution of KLX Energy Services common stock to be taxed as a dividend to the extent of KLX's current year and accumulated earnings and profits (as determined for U.S. federal income tax purposes), with any excess being treated as a return of capital and then as capital gain. The amount of those earnings and profits is not determinable at this time, because it will depend on KLX's income for the entire tax year in which the distribution occurs, with such taxable year ending on the earlier of the date of the merger or on January 31. We currently expect, however, that most, and possibly all, of the distribution will be treated as a return of capital, and so not taxed as a dividend. You should consult your own tax advisor as to the particular tax consequences of the distribution to you, including potential tax consequences under state, local and non-U.S. tax laws.

The distribution does not require stockholder approval, nor do you need to take any action to receive your shares of KLX Energy Services common stock. Immediately following the spin-off, you will own common stock of KLX (which, if the merger is completed as expected, will be exchanged for cash) and common stock of KLX Energy Services (which will be a new public company). We expect that KLX Energy Services common stock will be listed on the Nasdaq Global Select Market under the

SUBJECT TO COMPLETION, DATED AUGUST 24, 2018

INFORMATION STATEMENT

KLX Energy Services Holdings, Inc.

1300 Corporate Center Way
Wellington, Florida 33414

Common Stock
(par value $0.01 per share)

We are sending this information statement to you in connection with the distribution by KLX Inc. (collectively with its predecessors and consolidated subsidiaries, other than, for all periods following the distribution, KLX Energy Services and its consolidated subsidiaries, "KLX") to its stockholders of the shares of common stock of KLX Energy Services Holdings, Inc. ("KLX Energy Services"), a wholly-owned subsidiary of KLX that holds KLX's energy services business currently operated within KLX's Energy Services Group ("ESG") segment, following which KLX Energy Services will be an independent, publicly-traded company. As part of the separation, KLX will distribute all of the outstanding shares of KLX Energy Services common stock on a pro rata basis to the holders of KLX common stock in a taxable transaction. See "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Distribution." We refer to this pro rata distribution as the "distribution" and we refer to the separation as the "spin-off."

The spin-off is being conducted in connection with the proposed merger of KLX with a wholly-owned subsidiary ("Merger Sub") of The Boeing Company ("Boeing") that was previously announced on May 1, 2018 (the "merger"). Completion of the merger is not a condition to completion of the distribution, and the distribution is expected to occur prior to the effective time of the merger. Completion of the distribution is contingent upon a number of conditions described herein having been satisfied or waived (see "The Spin-Off—Conditions to the Spin-Off"). Completion of the distribution of KLX Energy Services common stock is one of a number of conditions that must be satisfied or waived prior to completion of the merger. Upon completion of the merger, Merger Sub will merge with and into KLX, with KLX continuing as the surviving company in the merger as a wholly-owned indirect subsidiary of Boeing.

Every 1.0 share of KLX common stock outstanding as of the close of business, Eastern time, on September 3, 2018, the record date for the distribution, will entitle the holder thereof to receive 0.4 shares of KLX Energy Services common stock. The distribution of shares will be made in book-entry form. KLX will not distribute any fractional shares of KLX Energy Services common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the spin-off. The distribution will be effective as of 11:59 p.m., Eastern time, on September 14, 2018. Immediately after the distribution becomes effective, we will be an independent, publicly-traded company.

No vote or further action of KLX stockholders is required in connection with the spin-off. We are not asking you for a proxy in connection with the spin-off and you should not send us such a proxy nor should you send in any of your stock certificates at this time. KLX stockholders will not be required to pay any consideration for the shares of KLX Energy Services common stock they receive in the spin-off, and they will not be required to surrender or exchange shares of their KLX common stock or take any other action in connection with the spin-off. You will receive separate instructions for exchanging your shares of KLX common stock for cash in connection with the merger.

KLX currently owns all of the outstanding shares of KLX Energy Services common stock. Accordingly, there is no current trading market for KLX Energy Services common stock. We expect, however, that a limited trading market for KLX Energy Services common stock, commonly known as a "when-issued" trading market, will develop beginning on or shortly before the record date for the distribution, and we expect "regular-way" trading of KLX Energy Services common stock will begin the first trading day after the distribution date. We intend to list KLX Energy Services common stock on the Nasdaq Global Select Market under the ticker symbol "KLXE."

We are an "emerging growth company" as defined under the federal securities laws and, as such, we intend to elect to comply with certain reduced public company reporting requirements in our future filings. See "Summary—Implications of Being an Emerging Growth Company."

In reviewing this information statement, you should carefully consider the matters described in "Risk Factors" beginning on page 29 of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this information statement is   , 2018.

This information statement was first mailed to KLX stockholders on or about   , 2018.

Increasing Complexity of Technology.   The increasing complexity of technology used in the oil and natural gas exploration and development process requires additional technicians on location during drilling. In particular, the increasing trend of pursuing horizontal and directional wells as opposed to vertical wells requires additional expertise on location and, typically, longer drilling times.

Large U.S. Oil and Gas Reserves.   The United States is committed to a long-term goal of energy independence. Currently identified recoverable reserves of 276 billion barrels of shale oil and 2,355 trillion cubic feet of shale gas are contained within the United States, according to the EIA's Annual Energy Outlook 2017 Assumptions report.

Growing Demand for Natural Gas in the United States.   We believe that natural gas will be in increasingly high demand in the United States over time because of its growing popularity as a cleaner burning fuel. The ongoing shift to the use of natural gas from coal-fired power plants and increased access to residential customers from new pipeline projects are expected to support increased demand for natural gas. In addition, the recent commencement of liquefied natural gas shipments from the United States to foreign markets is also expected to increase demand for natural gas production.

Continued Outsourcing of Ancillary Services.   Almost all E&P companies outsource the services required by them to drill wells and maintain production. Drilling and completion activities require numerous services and products from time to time on an "as needed" basis. Although some of the services we provide have historically been handled in-house by drilling contractors, in many instances drilling contractors will elect to outsource these services because these services are ancillary to the primary activity of drilling and completing wells and represent only a minor portion of the total well drilling cost. Drilling contractors that outsource these services look for suppliers who have the expertise to provide increasingly more complex, high-quality and reliable services on a 24/7 basis.

Impact of Recent Industry Downturn.   During the 2014 to mid-2016 industry downturn, the prices of oil and natural gas declined steeply, resulting in a dramatic reduction in drilling and completion activity by oil and gas producers in all regions of North America. Throughout all of 2015 and most of 2016, the oilfield services industry experienced a deep retrenchment where both capacity of services across the industry was cut and the pricing of services became deeply depressed. During this period, poorly capitalized businesses and many smaller competitors were unable to survive and went out of business. The industry began to see a stabilization in demand in late 2016, and with oil prices rising through the $40 per barrel range into the $60 per barrel range in 2017 and 2018, oil and gas producers renewed their commitment to their capital budgets, which resulted in a higher level of demand, improved pricing and a more stable operating environment for oilfield services businesses.

The Spin-Off

On August 24, 2018, the board of directors of KLX approved the spin-off of KLX Energy Services from KLX. In connection with the spin-off, KLX Energy Services will become an independent, publicly-traded company. On July 13, 2018, we entered into a number of agreements with KLX, including the Distribution Agreement, the Employee Matters Agreement, the Transition Services Agreement and the IP Matters Agreement. These agreements will govern the relationship between us and KLX after completion of the spin-off and provide for, among other things, the distribution of KLX's energy services business (including, without limitation, all real and personal property, inventory, accounts receivable, intangible property, employees, intellectual property and related assets used in the business, along with the liabilities associated therewith) to its stockholders, releases of claims and indemnification by us and KLX in connection with our respective businesses, assignment of KLX Energy Services employees to us, treatment of outstanding KLX equity awards, certain transition services to be provided to us by KLX for a term beginning on the distribution date and ending not later than six months following the closing of the merger and the transfer of certain KLX trademarks from KLX to us. See "Certain Relationships and Related Party Transactions—Agreements with KLX Related to the Spin-Off." In addition, prior to the completion of the spin-off, KLX will contribute $50 million to KLX Energy Services. KLX Energy Services will make a payment to KLX for the amount, if any, of negative free cash flows, as calculated pursuant to the Distribution Agreement, from the date of the merger agreement to the distribution date. Subject to any payments pursuant to the immediately preceding sentence, we will be entitled to all cash generated by the operation of the ESG business from May 1, 2018 through the distribution date. We have also entered into a $100 million ABL Facility, which will become available for borrowing upon the completion of the spin-off, for working capital and other general corporate purposes, none of which is expected to be outstanding on the distribution date. Availability under the ABL Facility is tied to the aggregate amount of our accounts receivable and inventory that satisfy specified criteria and is expected to be at least $50 million on the distribution date. Depending on market conditions, we may incur other indebtedness in the future to make acquisitions and/or provide for additional cash on the balance sheet, which could be used for future acquisitions.

The spin-off is being conducted in connection with the proposed merger of KLX with a wholly-owned subsidiary of Boeing that was previously announced on May 1, 2018. Completion of the merger is not a condition to completion of the distribution, and the distribution is expected to occur prior to the effective time of the merger. Completion of the distribution is contingent upon a number of conditions described herein having been satisfied or waived (see "The Spin-Off—Conditions to the Spin-Off"). Completion of the distribution of KLX Energy Services common stock is one of a number of conditions that must be satisfied or waived prior to completion of the merger. If the merger agreement is terminated prior to the consummation of the distribution, KLX will have the right not to complete the distribution if, at any time following such termination and prior to the distribution, the board of directors of KLX determines, in its sole discretion, that the spin-off is no longer in the best interests of KLX or its stockholders or that it is not advisable for KLX Energy Services to separate from KLX.

Pursuant to the Distribution Agreement, we will indemnify KLX to the extent that KLX determines that it has recognized any gain on the distribution, as calculated in the manner described in the Distribution Agreement. We will pay any such indemnity to KLX either, at our option, in cash, by issuing shares of our common stock to KLX or with a combination of cash and shares of our common stock.

Risk Factors

You should carefully read the section of this information statement entitled "Risk Factors" for an explanation of the risks and uncertainties we face. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our common stock and result in a loss of all or a portion of your investment:

- We serve customers who are involved in drilling for and production of oil and natural gas. Demand for services in the oil and natural gas industry is cyclical and experienced a significant downturn commencing in late 2014 that continued through 2015 and 2016, which significantly affected the performance of our business. Additional adverse developments affecting this industry could have a material adverse effect on our business, financial condition and results of operations.

- Our business involves many hazards and operational risks.

- Our inability to develop, obtain or implement new technology may cause us to become less competitive.

- We and our customers are subject to federal, state and local laws and regulations regarding issues of health, safety, climate change and the protection of the environment, under which we or our customers may become liable for penalties, damages or costs of remediation or other corrective measures. Changes in such laws or regulations could increase our or our customers' costs of doing business and adversely impact our business, financial condition and results of operations.

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Questions and Answers about the Spin-Off

The following provides a summary of certain of the terms of the spin-off. For a more detailed description of the matters described below, see "The Spin-Off."

Q: What is the spin-off?

A: The spin-off is the method by which KLX Energy Services Holdings, Inc. will separate from KLX Inc. To complete the spin-off, KLX will distribute to its stockholders all of the shares of KLX Energy Services common stock. We refer to this as the "distribution." Following the spin-off, KLX Energy Services will be a separate company from KLX, and KLX will not retain any ownership interest in KLX Energy Services, subject to the Tax Liability Adjustment (as defined herein). The spin-off is expected to occur prior to the effective time of the merger. If the merger is consummated as expected, each share of KLX common stock will be converted into the right to receive $63.00 in cash per share, without interest. The number of shares of KLX common stock you own will not change as a result of the spin-off.

Q: What is KLX Energy Services?

A: KLX Energy Services is a wholly-owned direct subsidiary of KLX whose shares will be distributed to KLX stockholders if we complete the spin-off. After we complete the spin-off, KLX Energy Services will be a public company and will continue providing completion, intervention and production services and products to the major onshore oil and gas producing regions of the United States.

Q: What will I receive in the spin-off?

A: As a holder of KLX common stock, in connection with the spin-off, you will retain your shares of KLX common stock and will receive 0.4 shares of KLX Energy Services common stock for every 1.0 share of KLX common stock you own as of the record date. Your proportionate interest in KLX will not change as a result of the spin-off. However, if the merger is consummated as expected, each share of KLX common stock will be converted into the right to receive $63.00 in cash per share, without interest. For a more detailed description, see "The Spin-Off."

Q: When is the record date for the distribution?

A: The record date for the distribution will be the close of business, Eastern time, on September 3, 2018.

Q: When will the distribution occur?

A: The distribution date of the spin-off is September 14, 2018. KLX Energy Services expects that the distribution agent, acting on behalf of KLX, will require up to one week after the distribution date to fully distribute the shares of KLX Energy Services common stock to KLX stockholders. The ability to trade KLX Energy Services shares will not be affected during that time.

Q: Why has KLX decided to spin-off KLX Energy Services?

A: On December 22, 2017, KLX announced that its board of directors had initiated a formal process to explore strategic alternatives for KLX focused on maximizing stockholder value. After completing a comprehensive review of potential alternatives, the board of directors of KLX determined that the merger transaction with Boeing was advisable, fair to and in the best interests of KLX stockholders, that the board of directors of KLX would recommend that KLX stockholders approve the merger agreement and that the separation of KLX Energy Services from KLX and operating KLX

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KLX ENERGY SERVICES HOLDINGS, INC 10-12B   Proj: P15379NYC18   Job: 18ZBV77901   (18-15379-1)
REDLINED   Page Dim: 8.250″ X 10.750″   Copy Dim: 38. X 54.3   File: KO77901A.;24   v6.8

Energy Services as an independent, publicly-traded company presented the best available alternative for maximizing stockholder value with respect to KLX's energy services business.

Q: What are the risks associated with the spin-off?

A: There are a number of risks associated with the spin-off and ownership of KLX Energy Services common stock. We discuss these risks under "Risk Factors."

Q: Can KLX decide to cancel the spin-off even if all the conditions to the spin-off have been satisfied?

A: No. Unless the merger agreement has been terminated in accordance with its terms, KLX must effect the distribution of KLX Energy Services common stock if the conditions to the distribution have been satisfied or waived. The distribution of KLX Energy Services common stock as described in this information statement is subject to the satisfaction or waiver by KLX and KLX Energy Services of certain conditions. The spin-off cannot be completed until the applicable conditions are satisfied or waived, and completion of the spin-off is one of the conditions to completion of the merger. We cannot be certain when or if the conditions for the spin-off will be satisfied or waived. See "The Spin-Off— Conditions to the Spin-Off."

Q: What is being distributed in the spin-off?

A: Approximately 20.3 million shares of KLX Energy Services common stock will be distributed in the spin-off, based on the number of shares of KLX common stock expected to be outstanding as of the record date. The actual number of shares of KLX Energy Services common stock to be distributed will be calculated on September 3, 2018, the record date. The shares of KLX Energy Services common stock to be distributed by KLX will constitute all of the issued and outstanding shares of KLX Energy Services common stock immediately prior to the distribution. Additional shares of KLX Energy Services common stock may be issued to KLX in certain situations. See "The Spin-Off." For more information on the shares being distributed in the spin-off, see "Description of Capital Stock—Common Stock."

Q: What do I have to do to participate in the spin-off?

A: You do not need to take any action, although we urge you to read this entire document carefully. No stockholder approval of the distribution is required or sought. You are not being asked for a proxy. No action is required on your part to receive your shares of KLX Energy Services common stock. You will not be required to pay anything for the new shares or to surrender any shares of KLX common stock in order to participate in the spin-off.

Q: How will fractional shares be treated in the spin-off?

A: Fractional shares of KLX Energy Services common stock will not be distributed. Fractional shares of KLX Energy Services common stock to which KLX stockholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent at prevailing market prices. The distribution agent, in its sole discretion, will determine when, how and through which broker-dealers, provided that such broker-dealers are not affiliates of KLX or KLX Energy Services, and at what prices to sell these shares. The aggregate net cash proceeds of the sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of KLX Energy Services common stock. See "The Spin-Off—Treatment of Fractional Shares" for a more detailed explanation.

Q: How will the spin-off affect equity awards held by KLX employees?

A: At the time of the spin-off, then outstanding unvested KLX equity-based awards granted prior to the date of the spin-off will be equitably adjusted to reflect the dilutive impact of the spin-off, but

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Summary of the Spin-Off

Distributing Company . . . . KLX Inc., a Delaware corporation. After the distribution, KLX will not own any shares of KLX Energy Services common stock, subject to the Tax Liability Adjustment.

Distributed Company . . . . KLX Energy Services Holdings, Inc., a newly-formed Delaware corporation and a wholly-owned direct subsidiary of KLX. After the spin-off, KLX Energy Services will be an independent, publicly-traded company.

Distributed Securities . . . . All of the shares of KLX Energy Services common stock owned by KLX, which will be 100% of KLX Energy Services common stock issued and outstanding immediately prior to the distribution.

Record Date . . . . The record date for the distribution is the close of business, Eastern time, on September 3, 2018.

Distribution Date . . . . The distribution date is September 14, 2018.

Distribution Ratio . . . . Each holder of KLX common stock will receive 0.4 shares of KLX Energy Services common stock for every 1.0 share of KLX common stock held on the record date. The distribution will be made to all KLX stockholders of record on a pro rata basis.

The Distribution . . . . On the distribution date, KLX will release the shares of KLX Energy Services common stock to the distribution agent to distribute to KLX stockholders. The shares will be distributed in book-entry form, which means that no physical share certificates will be issued. We expect that it will take the distribution agent up to one week to electronically issue shares of KLX Energy Services common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Any delay in the electronic issuance of KLX Energy Services shares by the distribution agent will not affect trading in KLX Energy Services common stock. Following the spin-off, stockholders who hold their shares in book-entry form may request that their shares be transferred to a brokerage or other account at any time. You will not be required to make any payment, surrender or exchange your shares of KLX common stock or take any other action to receive your shares of KLX Energy Services common stock.

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- the merger agreement shall not have been terminated pursuant to its terms.

We are not aware of any material, federal or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than the Required Notifications (as defined in the merger agreement) and compliance with SEC rules and regulations, approval for listing on Nasdaq and the declaration of effectiveness of the Registration Statement on Form 10, of which this information statement forms a part, by the SEC, in connection with the distribution. Unless the merger agreement has been terminated in accordance with its terms, KLX does not have the right to unilaterally decide to cancel the distribution of the KLX Energy Services common stock. However, if the merger agreement is terminated, under certain specified circumstances, KLX may be required to pay Boeing a termination fee of up to $175 million. The spin-off and the merger cannot be completed until the applicable conditions to each are satisfied or waived. For more information, see "The Spin-Off—Conditions to the Spin-Off."

Trading Market and Symbol . . . We have applied for authorization to list KLX Energy Services common stock on Nasdaq under the ticker symbol "KLXE." We anticipate that, beginning on or shortly before the record date, trading of shares of KLX Energy Services common stock will begin on a "when-issued" basis and will continue up to and including the distribution date, and we expect "regular-way" trading of KLX Energy Services common stock will begin the first trading day after the distribution date. We also anticipate that, beginning on or shortly before the record date, there will be two markets in KLX common stock: a regular-way market on which shares of KLX common stock will trade with an entitlement to shares of KLX Energy Services common stock to be distributed in the distribution, and an "ex-distribution" market on which shares of KLX common stock will trade without an entitlement to shares of KLX Energy Services common stock. For more information, see "The Spin-Off—Trading Market for Our Common Stock."

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The spin-off and/or the merger may not be completed on the terms or timeline currently contemplated, if at all, and may have a material adverse effect on us whether or not the spin-off or the merger is completed.

KLX is actively engaged in planning for the spin-off and the merger. We currently anticipate that KLX will effect the spin-off as early as the third quarter of 2018 and the merger as soon as practicable thereafter, but we cannot be certain when or if the respective conditions for the spin-off and the merger will be satisfied or waived. The spin-off and the merger cannot be completed until the applicable conditions to each are satisfied or waived.

Unanticipated developments could delay or negatively impact the distribution, including those related to the filing and effectiveness of appropriate filings with the SEC, the listing of our common stock on a trading market and receiving any required regulatory approvals. We cannot assure you that the spin-off and/or the merger will be completed. See "The Spin-Off—Conditions to the Spin-Off." Effectuating the spin-off is one of the conditions to the merger.

Whether or not KLX completes the spin-off and/or the merger, our ongoing businesses may be adversely affected and we may be subject to certain risks and consequences as a result of KLX pursuing the spin-off and the merger, including, among others, the following:

- execution of the spin-off and the merger will require significant time and attention from KLX's management, which may distract them from the operation of our business and the execution of other initiatives that may have been beneficial to us;

- our employees may be distracted due to uncertainty about their future roles pending the completion of the spin-off and the merger;

- parties with which we have business relationships may experience uncertainty as to the future of such relationships and may delay or defer certain business decisions, seek alternative relationships with third-parties or alter their present business relationships with us;

- KLX and we will be required to pay significant costs and expenses relating to the spin-off and the merger, such as legal, accounting and other professional fees, whether or not the merger is completed; KLX is required to pay all of its own expenses related to the merger and up to $10 million of its and our expenses related to the spin-off and, subject to the consummation of the merger, we will reimburse KLX for certain expenses (such as legal, accounting and other professional fees) in excess of $10 million incurred by KLX and us in connection with the spin-off; we do not expect the costs and expenses relating to the spin-off to exceed $10 million; and

- we may experience negative reactions from the financial markets.

Any delays in the anticipated completion of the distribution may increase these risks. In addition, the merger agreement contains certain termination rights for both Boeing and KLX, including in the event the required stockholder approval is not obtained at a duly convened meeting of KLX stockholders or in the event the merger is not consummated on or before 5:00 p.m. (New York time) on April 30, 2019 (subject to extension on or before 5:00 p.m. (New York time) on July 30, 2019 in the event that all closing conditions are satisfied or waived, other than required notifications and approvals under certain antitrust laws).

Completion of the distribution of KLX Energy Services common stock is one of a number of conditions that must be satisfied or waived prior to the completion of the merger. Unless the merger agreement has been terminated, Boeing's consent is required to terminate the Distribution Agreement. If the merger agreement is terminated prior to the consummation of the distribution, KLX will have the right to terminate the Distribution Agreement and not to complete the distribution if, at any time following such termination and prior to the distribution, the board of directors of KLX determines, in

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its sole discretion, that the spin-off is no longer in the best interests of KLX or its stockholders or that it is not advisable for KLX Energy Services to separate from KLX.

Risks Relating to Our Common Stock

There is no existing market for our common stock and we cannot be certain that an active trading market will develop or be sustained after the spin-off. If the price of our common stock fluctuates significantly following the spin-off, stockholders could incur substantial losses of any investment in our common stock.

There currently is no public market for our common stock. We cannot assure you that an active trading market for our common stock will develop as a result of the spin-off or be sustained in the future. The lack of an active market may make it more difficult for you to sell our common stock and could lead to the price of our common stock being depressed or more volatile. We cannot predict the prices at which our common stock may trade after the spin-off. The price of our common stock could fluctuate widely in response to:

- our quarterly and annual operating results;

- changes in earnings estimates by securities analysts;

- our ability to achieve results consistent with any publicly-issued earnings, estimates and targets that we share with the market;

- changes in our business;

- changes in the market's perception of our business;

- changes in the businesses, earnings estimates or market perceptions of our competitors or customers;

- changes in oil and gas prices or the E&P industry;

- changes in our key personnel;

- changes in general market or economic conditions; and

- changes in the legislative or regulatory environment.

In addition, the stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies, including companies in our industry. The changes often appear to occur without regard to specific operating performance. The price of our common stock could fluctuate based upon factors that have little or nothing to do with us or our performance, and these fluctuations could materially reduce our stock price.

Substantial sales of our common stock may occur in connection with the spin-off, which could cause the price of our common stock to decline.

The shares of our common stock that KLX distributes to its stockholders are free to be sold immediately in the public market. KLX stockholders could sell our common stock received in the distribution if we do not fit their investment objectives or, in the case of index funds, if we are not part of the index in which they invest. Sales of significant amounts of our common stock or a perception in the market that such sales will occur may reduce the market price of our common stock.

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THE SPIN-OFF

Background

On December 22, 2017, KLX announced that its board of directors had initiated a formal process to explore strategic alternatives for KLX focused on maximizing stockholder value. After completing a comprehensive review of potential alternatives, the board of directors of KLX determined (1) that the merger transaction with Boeing was advisable, fair to and in the best interests of KLX stockholders, (2) that they would recommend that KLX stockholders approve the merger agreement and (3) that the separation of KLX's energy services business from KLX and operating KLX Energy Services, a wholly-owned subsidiary of KLX that holds KLX's energy services business, as an independent, publicly-traded company presented the best available alternative for maximizing stockholder value with respect to KLX's energy services business.

In the course of its review of strategic alternatives, the board of directors of KLX engaged in extensive discussions with respect to how best to maximize the value of KLX's assets, including exploring a potential sale of its energy services business. In light of the disappointing bids received for the energy services business relative to public market valuations for comparable companies, especially in the context of the positive outlook for the energy services business, the board of directors of KLX determined that an alternative to the sale of the energy services business in the form of the spin-off could potentially deliver more value to KLX stockholders. The board of directors of KLX considered several drawbacks to the timing of potentially selling the energy services business, given rapidly improving market conditions in the energy industry, the public market valuations of comparable companies based upon forecasted 2018 and 2019 financial performance and the positive outlook of the energy services business. These factors were considered by the board of directors of KLX and weighed against the bids received to purchase the energy services business that, in each case, KLX management did not believe captured the current going concern value of the energy services business or its prospects. This juxtaposition further informed the board of directors of KLX's conclusion that the spin-off provided greater value to stockholders when compared with a sale of the energy services business at that time.

On August 24, 2018, the board of directors of KLX approved the spin-off of KLX Energy Services from KLX. In connection with the spin-off, KLX Energy Services will become an independent, publicly-traded company. On July 13, 2018, we entered into a number of agreements with KLX, including the Distribution Agreement, the Employee Matters Agreement, the Transition Services Agreement and the IP Matters Agreement. These agreements will govern the relationship between us and KLX after completion of the spin-off and provide for, among other things, the distribution of KLX's energy services business (including, without limitation, all real and personal property, inventory, accounts receivable, intangible property, employees, intellectual property and related assets used in the business, along with the liabilities associated therewith) to its stockholders, releases of claims and indemnification by us and KLX in connection with our respective businesses, assignment of KLX Energy Services employees to us, treatment of outstanding KLX equity awards, certain transition services to be provided to us by KLX for a term beginning on the distribution date and ending not later than six months following the closing of the merger and the transfer of certain KLX trademarks from KLX to us. See "Certain Relationships and Related Party Transactions—Agreements with KLX Related to the Spin-Off." In addition, prior to the completion of the spin-off, KLX will contribute $50 million to KLX Energy Services. KLX Energy Services will make a payment to KLX for the amount, if any, of negative free cash flows, as calculated pursuant to the Distribution Agreement, from the date of the merger agreement to the distribution date. Subject to any payments pursuant to the immediately preceding sentence, we will be entitled to all cash generated by the operation of the ESG business from May 1, 2018 through the distribution date. In addition, we have entered into a $100 million ABL Facility, which will become available for borrowing upon the completion of the spin-off, for working capital and other general corporate purposes, none of which is expected to be outstanding on the distribution date.

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Availability under the ABL Facility is tied to the aggregate amount of our accounts receivable and inventory that satisfy specified criteria and is expected to be at least $50 million on the distribution date. Depending on market conditions, we may incur other indebtedness in the future to make acquisitions and/or provide for additional cash on the balance sheet, which could be used for future acquisitions.

Our agreements with KLX related to the spin-off were negotiated with KLX and Boeing in the context of our separation from KLX and the subsequent merger of KLX with Boeing. Among our considerations in negotiating these agreements were the needs to ensure that our business was well capitalized at the time of the spin-off and that the retention of tax attributes by our business would be of significant value to us going forward. In negotiations, the parties agreed that we would be capitalized with $50 million of cash prior to completing the spin-off and that any built-in tax losses existing at the time of the spin-off would be retained by us, provided that if a tax gain was generated in connection with the spin-off, we would indemnify KLX for any taxes paid on such gain payable in stock and/or cash, at our option. Although these agreements are intended to be on an arm's-length basis, they may not reflect terms that would have resulted from arm's-length negotiations among unaffiliated third-parties. See "Certain Relationships and Related Party Transactions—Agreements with KLX Related to the Spin-Off" for more detail.

The spin-off is being conducted in connection with the proposed merger of KLX with a wholly-owned subsidiary of Boeing that was previously announced on May 1, 2018. Completion of the merger is not a condition to completion of the distribution, and the distribution is expected to occur prior to the effective time of the merger. Completion of the distribution is contingent upon a number of conditions described herein having been satisfied or waived (see "—Conditions to the Spin-Off"). Completion of the distribution of KLX Energy Services common stock is one of a number of conditions that must be satisfied or waived prior to completion of the merger. If the merger agreement is terminated prior to the consummation of the distribution, KLX will have the right not to complete the distribution, if, at any time following such termination and prior to the distribution, the board of directors of KLX determines, in its sole discretion, that the spin-off is no longer in the best interests of KLX or its stockholders or that it is not advisable for KLX Energy Services to separate from KLX.

No vote of KLX stockholders is required or is being sought in connection with the spin-off, and KLX stockholders will not have any appraisal rights in connection with the spin-off. Each holder of KLX common stock will continue to hold his, her or its shares in KLX prior to and after the spin-off. However, if the merger is consummated as expected, each share of KLX common stock will be converted into the right to receive $63.00 in cash per share, without interest.

Pursuant to the Distribution Agreement, we will indemnify KLX to the extent that KLX determines that it has recognized any gain on the distribution, as calculated in the manner described in the Distribution Agreement. We will pay any such indemnity to KLX either, at our option, in cash, by issuing shares of our common stock to KLX, or with a combination of cash and shares of our common stock.

Manner of Effecting the Spin-Off

The general terms and conditions relating to the spin-off are as set forth in the Distribution Agreement between us and KLX.

Distribution of Shares of Our Common Stock

The distribution will be effective as of 11:59 p.m., Eastern time, on September 14, 2018, the distribution date. As a result of the spin-off, on the distribution date, each holder of KLX common stock will receive 0.4 shares of our common stock for every 1.0 share of KLX common stock that the stockholder owns as of the record date. In order to receive shares of our common stock in the spin-off, a KLX stockholder must be a stockholder at the close of business on September 3, 2018, the record date.

On the distribution date, KLX will release the shares of KLX Energy Services common stock to our distribution agent to distribute to KLX stockholders as of the record date. Our distribution agent will establish book-entry accounts for record holders of KLX common stock and credit to such accounts the shares of our common stock distributed to such holders. Our distribution agent will send these stockholders, including any registered holder of shares of KLX common stock represented by physical share certificates on the record date, a statement reflecting their ownership of our common stock. Book-entry refers to a method of recording stock ownership in our records that does not use physical stock certificates. For stockholders who own KLX common stock through a broker or other nominee, their broker or nominee will credit their shares of our common stock to their accounts. We expect that it will take the distribution agent up to one week to electronically issue shares of our common stock to KLX stockholders or their bank or brokerage firm by way of direct registration in book-entry form. Any delay in the electronic issuance of KLX Energy Services shares by the distribution agent will not affect trading in KLX Energy Services common stock. As further discussed below, we will not issue fractional shares of our common stock in the distribution. Following the spin-off, stockholders who hold shares in book-entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time.

KLX stockholders will not be required to make any payment or surrender or exchange their shares of KLX common stock or take any other action to receive their shares of our common stock.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock to KLX stockholders. Instead, as soon as practicable on or after the distribution date, the distribution agent will aggregate fractional shares of our common stock held by holders of record into whole shares, sell them in the open market at the prevailing market prices and then distribute the aggregate sale proceeds ratably to KLX stockholders who would otherwise have received fractional shares of our common stock. The amount of this payment will depend on the prices at which the distribution agent sells the aggregated fractional shares of our common stock in the open market shortly after the distribution date. The distribution agent will, in its sole discretion, without any influence by KLX or us, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either KLX or us. We will be responsible for payment of any brokerage fees, which we do not expect will be material to us. Your receipt of cash in lieu of fractional shares of our common stock generally will result in a taxable gain or loss for U.S. federal income tax purposes, as described in more detail under "—Material U.S. Federal Income Tax Consequences of the Distribution."

Material U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of the material U.S. federal income tax consequences of the spin-off to "U.S. holders" and "Non-U.S. holders" (in each case, as defined below). It addresses U.S. holders or Non-U.S. holders that will receive KLX Energy Services common stock in the distribution. This summary deals only with U.S. holders or Non-U.S. holders that use the U.S. dollar as their functional currency and hold their KLX common stock as a capital asset. This summary does not address tax considerations applicable to investors subject to special rules, such as persons owning (either actually or constructively) 10% or more of KLX or KLX Energy Services stock, certain financial institutions, dealers or traders, insurance companies, tax exempt entities, persons holding their shares as part of a hedge, straddle, conversion, constructive sale or other integrated transaction. It also does not address any U.S. state and local tax or non-U.S. tax considerations.

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As used here, "U.S. holder" means a beneficial owner of KLX or KLX Energy Services common stock (as applicable) that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court or (iv) an estate the income of which is subject to U.S. federal income tax without regard to its source. For purposes of this discussion, a "Non-U.S. holder" is a beneficial owner of KLX or KLX Energy Services common stock (as applicable) that is, for U.S. federal income tax purposes, an individual, a corporation, a trust or an estate that is not a U.S. holder.

The tax consequences to a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) receiving KLX Energy Services common stock in the spin-off generally will depend on the status of the partnership and the activities of its partners. Partnerships holding KLX common stock should consult their own tax advisors about the U.S. federal income tax consequences to their partners from receiving KLX Energy Services common stock in the spin-off.

This discussion assumes that neither KLX nor KLX Energy Services is considered a United States real property holding company. This discussion also assumes that the merger will be completed as planned.

Tax Classification of the Spin-off in General

The spin-off could qualify as tax-free to holders only if, among other requirements, a "continuity of interest" requirement is met. The planned acquisition of KLX by Boeing will prevent satisfaction of that requirement. Accordingly, and assuming that the acquisition occurs, the spin-off will not qualify for tax-free treatment under Section 355 of the Code, and KLX stockholders will be treated as having received a distribution of property that does not qualify for tax-free treatment. The amount of that distribution will be equal to the fair market value of the KLX Energy Services common stock received. In determining the fair market value of the KLX Energy Services common stock received, one reasonable method would be to use the average of the high and low trading prices on the day of receipt.

To the extent, if any, that KLX Energy Services' market value at the time of the distribution is greater than KLX's tax basis in KLX Energy Services, KLX Energy Services will indemnify KLX for tax on gain taken into account as a result of the distribution of KLX Energy Services common stock, determined as if no net operating losses or other tax attributes were available to shelter that gain and computed at an assumed tax rate of 24%. KLX Energy Services may settle any such indemnity obligation at its option either in cash or by issuing additional shares of KLX Energy Services common stock to KLX (then expected to be owned by Boeing) at a value equal to the amount of such tax liability. If KLX recognizes gain on the distribution, so that KLX Energy Services has an indemnity obligation, KLX and KLX Energy Services expect to make an election for U.S. federal income tax purposes that would enable KLX Energy Services to increase the basis of its assets to KLX Energy Services' market value at the time of the distribution, thereby increasing the amount of amortization or depreciation deductions allowable to KLX Energy Services after the distribution of KLX Energy Services common stock. To the extent, however, that KLX Energy Services' market value at the time of the distribution is less than KLX's tax basis in KLX Energy Services, KLX will not recognize any loss, but KLX and KLX Energy Services expect to make an election that should prevent a reduction to fair market value of KLX Energy Services' tax basis in its assets in order to preserve KLX Energy Services' ability to claim the amortization or depreciation deductions that would have been available if the separation had not occurred.

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Conditions to the Spin-Off

We expect that the spin-off will be effective as of 11:59 p.m., Eastern time, on September 14, 2018, the distribution date, provided that the following conditions shall have been either satisfied or waived by KLX:

- the board of directors of KLX, in its sole and absolute discretion, shall have authorized and approved the spin-off and not withdrawn such authorization and approval, shall be satisfied that the distribution will be made out of surplus in accordance with Section 170 of the DGCL and shall have declared the dividend of KLX Energy Services common stock to the holders of issued and outstanding shares of KLX common stock;

- the Form 10 shall have been declared effective by the SEC and shall not be the subject of any stop order or proceedings seeking a stop order, all necessary permits and authorizations under the Securities Act and the Exchange Act relating to the issuance and trading of shares of KLX Energy Services common stock shall have been obtained and be in effect, such shares of KLX Energy Services common stock shall have been approved for listing on Nasdaq and the period of time specified by applicable law for the mailing of an information statement shall have expired (assuming the information statement is mailed immediately after the Form 10 is declared effective by the SEC, whether or not the information statement has in fact been mailed);

- any approvals of non-U.S. governmental authorities required in connection with the spin-off or the distribution shall have been obtained;

- no governmental authority having jurisdiction over KLX or KLX Energy Services shall have issued or entered any order after the date of the Distribution Agreement, and no applicable law shall have been enacted or promulgated after the date of the Distribution Agreement, in each case, that is then in effect and has the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the distribution or the other transactions contemplated in connection with the spin-off; and

- the merger agreement shall not have been terminated pursuant to its terms.

We are not aware of any material federal, foreign or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than the Required Notifications (as defined in the merger agreement) and compliance with SEC rules and regulations, approval for listing on Nasdaq and the declaration of effectiveness of the Registration Statement on Form 10, of which this information statement forms a part, by the SEC, in connection with the distribution. Unless the merger agreement has been terminated in accordance with its terms, KLX does not have the right to unilaterally decide to cancel the distribution of the KLX Energy Services common stock. However, if the merger agreement is terminated, under certain specified circumstances, KLX may be required to pay Boeing a termination fee of up to $175 million. The spin-off and the merger cannot be completed until the applicable conditions to each are satisfied or waived, and we cannot be certain when or if the conditions for the spin-off and the merger will be satisfied or waived. For more information, see "Risk Factors—Risks Relating to the Spin-Off and the Merger—The spin-off and/or the merger may not be completed on the terms or timeline currently contemplated, if at all, and may have a material adverse effect on us whether or not the merger is completed."

Reason for Furnishing this Information Statement

We are furnishing this information statement to you, as a KLX stockholder entitled to receive shares of our common stock in the spin-off, for the sole purpose of providing you with information about us. This information statement is not, and you should not consider it, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither KLX nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.

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contributes to improved margins and returns. This provides us significant operational leverage, and we believe positions us well to continue to generate attractive returns on capital as industry activity increases and the market for oilfield services improves. As part of our returns-focused approach to capital spending, we are focused on maintaining a capital efficient program with respect to the development of new products. We support our existing asset base with targeted investments in R&D, which we believe allows us to maintain a technical advantage over our competitors providing similar services using standard equipment.

We operate in three segments determined on a geographic basis: the Southwest Region (the Permian Basin and the Eagle Ford Shale), the Rocky Mountains Region (the Bakken formation, Williston, DJ, Uinta and Piceance Basins and Niobrara Shale) and the Northeast Region (the Marcellus and Utica Shale as well as the Mid-Continent STACK and SCOOP and Haynesville). As noted above, our revenues, operating profits and identifiable assets are primarily attributable to these three reportable geographic segments. However, while we manage our business based upon these regional groupings, our assets and our technical personnel are deployed on a dynamic basis across all of our service facilities, to optimize utilization and profitability.

Demand for services in the oil and natural gas industry is cyclical. For example, the domestic E&P industry in the United States underwent a substantial downturn in 2015 and much of 2016, placing unprecedented pressure on both our customers and competitors. However, we believe our company is well positioned to operate successfully as a standalone company as a result of the numerous initiatives we undertook during the integration of the seven businesses acquired while we were part of KLX Inc. We believe our operating cost structure is now materially lower than during the historical financial reporting periods and that there is greater flexibility to respond to changing industry conditions. We improved our cost structure by centralizing a number of common functions, as evidenced by our reduced use of cash from operations on lower revenues. The implementation of integrated, company-wide management information systems and processes provide more transparency to current operating performance and trends within each market where we compete and help us more acutely scale our cost structure and pricing strategies on a market-by-market basis. Profitability levels are dependent more directly on pricing for our services rather than utilization rates; as such, our ability to differentiate ourselves on the basis of quality contributes to revenue growth and profitability even in a stable or declining market environment through market share gains and growing business with existing customers.

On the distribution date, we expect our company to be capitalized with $50 of cash and over $50 of availability under our undrawn ABL Facility. We believe we have strong management systems in place, which will allow us to manage our operating resources and associated expenses relative to market conditions. We believe our services often generate superior margins to our competitors based upon the differential quality of our performance, and that these margins also support strong free cash flow generation. The required investment in our business includes both working capital (principally for account receivables growth tied to increasing revenues) and capital expenditures for both maintenance of existing assets and growth. Our required maintenance capital expenditures are relatively modest compared to other oilfield service providers due to the asset-lite nature of our services, the average age of our assets of less than three years and our ability to charge back a portion of asset maintenance to customers for a number of our assets. In addition to these internal expenditures, we may also pursue selected acquisition opportunities. We believe industry conditions are likely to continue to support existing activity levels of oilfield service providers, but that the pace of industry consolidation will pick up, as weakened private company competitors look to take advantage of the market activity to exit.

The Spin-Off

On August 24, 2018, the board of directors of KLX approved the spin-off of KLX Energy Services from KLX. In connection with the spin-off, KLX Energy Services will become an independent, publicly-

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traded company. KLX Energy Services has entered into a number of agreements with KLX, including the Distribution Agreement, the Employee Matters Agreement, the Transition Services Agreement and the IP Matters Agreement. These agreements govern the relationship between us and KLX after completion of the spin-off and provide for the allocation between us and KLX of various assets, liabilities and obligations (including employee benefits, information technology and insurance). See "Certain Relationships and Related Party Transactions—Agreements with KLX Related to the Spin-Off." In addition, prior to the completion of the spin-off, KLX will contribute $50 to KLX Energy Services. KLX Energy Services will make a payment to KLX for the amount, if any, of negative free cash flows, as calculated pursuant to the Distribution Agreement, from the date of the merger agreement to the distribution date. Subject to any payments pursuant to the immediately preceding sentence, we will be entitled to all cash generated by the operation of the ESG business from May 1, 2018 through the distribution date. In addition, we have entered into a $100 ABL Facility, which will become available for borrowing upon the completion of the spin-off, for working capital and other general corporate purposes, none of which is expected to be outstanding on the distribution date. Availability under the ABL Facility is tied to the aggregate amount of our accounts receivable and inventory that satisfy specified criteria and is expected to be at least $50 on the distribution date. Depending on market conditions, we may incur other indebtedness in the future to make acquisitions and/or provide for additional cash on the balance sheet, which could be used for future acquisitions.

The spin-off is being conducted in connection with the proposed merger of KLX with a wholly-owned subsidiary of Boeing that was previously announced on May 1, 2018. Completion of the merger is not a condition to completion of the distribution, and the distribution is expected to occur prior to the effective time of the merger. Completion of the distribution is contingent upon a number of conditions described herein having been satisfied or waived (see "The Spin-Off—Conditions to the Spin-Off"). Completion of the distribution of KLX Energy Services common stock is one of a number of conditions that must be satisfied or waived prior to completion of the merger. If the merger agreement is terminated prior to the consummation of the distribution, KLX will have the right not to complete the distribution if, at any time following such termination and prior to the distribution, the board of directors of KLX determines, in its sole discretion, that the spin-off is no longer in the best interests of KLX or its stockholders or that it is not advisable for KLX Energy Services to separate from KLX.

Pursuant to the Distribution Agreement, we will indemnify KLX to the extent that KLX determines that it has recognized any gain on the distribution, as calculated in the manner described in the Distribution Agreement. We will pay any such indemnity to KLX either, at our option, in cash, by issuing shares of our common stock to KLX or with a combination of cash and shares of our common stock.

Factors Affecting the Comparability of our Future Results of Operations to our Historical Results of Operations

Our future results of operations may not be comparable to our historical results of operations for the periods presented, primarily for the reasons described below:

- *Initial Expenses to Become a Stand-Alone Public Company*: We currently estimate non-recurring expenses that we will incur during our transition to being a stand-alone public company to be less than $10. We anticipate that substantially all of these expenses will be incurred within 6 months of the distribution. These expenses primarily relate to accounting, tax and professional costs, duplicative costs under the Transition Services Agreement between ourselves and our former parent and costs related to information technology and systems.

- *SG&A Allocation*: Selling, general and administrative ("SG&A") expense includes allocations of general corporate expenses from KLX. The historical statements of earnings (loss) reflect

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allocations of general corporate expenses from KLX, including, but not limited to, executive management, finance, legal, information technology, human resources, employee benefits administration, treasury, risk management, procurement and other shared services. The allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenues generated, costs incurred, headcount or other measures. Our management and the management of KLX considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, KLX Energy Services. The allocations may not, however, reflect the expense we would have incurred as a stand-alone company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Please see Note 1 to our audited financial statements, "Description of Business and Summary of Significant Accounting Policies—Basis of Presentation," for a description of the costs allocated, the methods of allocation, the reasons for the allocations and how future actual costs may differ from the amounts allocated under the ownership of KLX.

- *Ongoing Stand-Alone Public Company Expenses*: We expect to incur direct, incremental expenses as a result of being a publicly-traded company, including, but not limited to, costs associated with hiring a dedicated corporate management team, annual and quarterly reports to stockholders, quarterly tax provision preparation, independent auditor fees, expenses relating to compliance with the rules and regulations of the SEC, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and independent director compensation. These direct, incremental expenses are not included in our historical results of operations. Our preliminary estimates of the recurring costs expected to be incurred annually are approximately $5.0 to $7.0 higher than the expenses historically allocated to us from KLX, reflecting 100% allocation of dedicated corporate resources and the expected higher revenues.

Key Financial Performance Indicators

We recognize the highly cyclical nature of our business and the need for metrics to (1) best measure the trends in our operations and (2) provide baselines and targets to assess the performance of our managers, which is intended to help us grow stockholder value.

The metrics we regularly monitor within each of our geographic reporting regions include:

- Variable cost by service;

- Asset utilization by service; and

- Revenue growth by service.

The measures we believe most effective to monitor and consider when rewarding management performance include:

- Revenue growth rate;

- Operating earnings growth rate;

- Operating margin;

- Cash flow generation after investments in the business; and

- Effectiveness of our health, safety and environmental practices.

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Transferability.　Awards granted under the KLX Energy Services LTIP are not transferable except by will, the laws of descent and distribution or pursuant to a domestic relations order; however, the Compensation Committee may, subject to the terms it specifies in its discretion, permit the transfer of an award (i) to the award-holder's family members, (ii) to one or more trusts established in whole or in part for the benefit of such family members, (iii) to one or more entities that are owned in whole or in part by such family members or (iv) to any other individual or entity permitted by law.

Amendment and Termination.　Subject to applicable laws, the Board may amend the KLX Energy Services LTIP in any manner that does not require stockholder approval or adversely affect the rights of participants under the KLX Energy Services LTIP. The Board will have broad authority to amend the KLX Energy Services LTIP or an award made thereunder without the consent of a participant to the extent that it deems necessary or desirable to comply with, or take into account (i) changes in, or interpretations of, applicable tax laws, securities laws, employment laws, accounting rules and other applicable laws, rules and regulations, (ii) unusual or infrequently occurring events or market conditions, (iii) significant acquisitions or dispositions of assets or other property by KLX Energy Services or (iv) adverse or unintended tax consequences under Section 409A of the Internal Revenue Code.

Term of the KLX Energy Services LTIP.　The KLX Energy Services LTIP will expire on September 13, 2028, unless earlier terminated by the Board.

Compensation Committee Interlocks and Insider Participation

We expect that none of our executive officers will serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or nominating, governance and compensation committee, other than Amin Khoury. In addition, we expect that no member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company, other than Amin Khoury.

Director Compensation

Following the spin-off, director compensation will be determined by our Board with the assistance of the compensation committee. We anticipate that such compensation will consist entirely of annual or long-term equity awards. Consistent with the compensation approach for Messrs. Khoury and McCaffrey, our directors will be expected to agree to forego cash remuneration in order to directly align their interests with those of KLX Energy Services stockholders, to facilitate maximum availability of cash on hand to support the day-to-day operations of our business and to strengthen our ability to pursue the growth and acquisition strategy envisioned by the Board and management.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this information statement, KLX beneficially owns all of our outstanding common stock. After the spin-off, subject to the Tax Liability Adjustment, KLX is not expected to own any of our common stock.

The following table shows the anticipated beneficial ownership of our common stock immediately following the spin-off by:

- each person who we believe, based on the assumptions described below, will beneficially own more than 5% of the outstanding shares of the common stock of KLX Energy Services;

- each of the persons who will be our executive officers following the spin-off;

- each of the persons who will serve on our Board following the spin-off; and

- all of our directors and executive officers as a group.

Except as otherwise noted below, we based the share amounts shown on each person's beneficial ownership of KLX common stock on July 24, 2018, and a distribution ratio of 0.4 shares of our common stock for every 1.0 share of KLX common stock held by such person.

To the extent our directors and executive officers own KLX common stock at the record date of the spin-off, they will participate in the distribution on the same terms as other holders of KLX common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the tables below has sole voting and investment power for the securities owned by such person or entity.

Immediately following the spin-off, we estimate that approximately 20.3 million shares of our common stock will be issued and outstanding, based on the number of shares of KLX common stock outstanding as of July 24, 2018. The actual number of shares of our common stock outstanding following the spin-off will be determined on September 3, 2018, the record date.

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DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

Prior to the distribution date, our Board and KLX, as our sole stockholder, will approve and adopt our amended and restated certificate of incorporation and bylaws. Under our amended and restated certificate of incorporation, our authorized capital stock will consist of 110 million shares of our common stock, par value $0.01 per share, and 11 million shares of our preferred stock, par value $0.01 per share.

Common Stock

We estimate that approximately 20.3 million shares of our common stock will be issued and outstanding immediately after the spin-off (excluding approximately 2 million shares of restricted stock to be granted to certain members of senior management upon consummation of the spin-off), based on the number of shares of KLX common stock that we expect will be outstanding as of the record date. The actual number of shares of our common stock outstanding following the spin-off will be determined on September 3, 2018, the record date.

Dividend Rights.   Subject to the rights, if any, of the holders of any outstanding series of our preferred stock, holders of our common stock will be entitled to receive dividends out of any of our funds legally available when, as and if declared by the Board.

Voting Rights.   Each holder of our common stock is entitled to one vote per share on all matters on which stockholders are generally entitled to vote. Our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors.

Liquidation.   If we liquidate, dissolve or wind up our affairs, holders of our common stock are entitled to share proportionately in the assets of KLX Energy Services available for distribution to stockholders, subject to the rights, if any, of the holders of any outstanding series of our preferred stock.

Other Rights.   All of our outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock we will issue in connection with the spin-off also will be fully paid and nonassessable. The holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities, and our common stock is not subject to any redemption or sinking fund provisions.

Preferred Stock

Under our amended and restated certificate of incorporation and subject to the limitations prescribed by law, our Board may issue our preferred stock in one or more series and may establish from time to time the number of shares to be included in such series and may fix the designation, the voting powers, if any, and preferences and relative participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. See "—Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws."

When and if we issue any shares of preferred stock, our Board will establish the number of shares and designation of such series and the voting powers, if any, and preferences and relative participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, for the particular preferred stock series.

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